Exhibit 16.1
March 18, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 18, 2022, of Olo Inc. and are in agreement with the statements contained in the second through fifth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare the financial statements, included in paragraph four on page two therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audits of the registrant’s 2021 and 2020 consolidated financial statements.

/s/ Ernst & Young LLP